Syneron Announces Resignation of Moshe Mizrahy From Board of Directors

YOKNEAM, ISRAEL -- 12/19/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced the resignation of former CEO, Moshe Mizrahy, from the Board of Directors of Syneron Medical Ltd. No replacement has yet been appointed.

Shimon Eckhouse, Chairman of the Board of Syneron, commented: "Moshe made an enormous contribution to the development and growth of Syneron from its start-up phase to the medical aesthetics leader that we are today. With our new management team, we are well positioned to take the company to the next phase of its growth. In the name of Syneron's shareholders, customers and employees, I want to thank Moshe for his hard work and contribution to Syneron."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Judith Kleinman
VP Investor Relations
Syneron Medical Ltd.
+972 4 909-6282
email: ir@syneron.com.